

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-mail
Jill S. Greene
General Counsel
Transocean Partners LLC
Kingswells Causeway
Prime Four Business Park
Aberdeen, AB15 8PU
Scotland, United Kingdom

Re: Transocean Partners LLC
Registration Statement on Form S-1
Submitted May 7, 2014
CIK No. 0001607250

Dear Ms. Greene:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, and update the disclosure as necessary. Please remember to allow sufficient time to respond to all such staff comments. Also, please provide updated information regarding the status of your

NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary, page 1

3. Footnote two of your table on page two indicates that the “Dayrate” in the table represents the maximum contractual operating dayrate. The same disclosure appears in the table on page three and in several other places. To help investors better understand the actual dayrate that may be realized, please expand to disclose your historical average daily revenue or historical revenue efficiency.

Our Relationship with Transocean, page 2

4. You disclose here that “Transocean will be required to offer us the opportunity to purchase any drilling rigs that Transocean acquires or contracts to build after the closing date of this offering that are subject to a drilling contract with a remaining term of five years or longer, and any existing drilling rigs in its fleet that are placed under an extension or a new drilling contract with a term of five years or longer.” You also disclose on page 39 that:

> “Transocean and its controlled affiliates…generally will agree not to acquire, own, operate or contract for certain drilling rigs operating under drilling contracts of five or more years. In addition, we generally will agree not to acquire, own, operate or contract for certain drilling rigs operating under drilling contracts of less than five years. Relatively few drilling contracts have a term of five years or greater, particularly in the case of contracts that are not associated with newbuild units. As a result, we expect that Transocean will effectively have a right of first refusal on most drilling contract opportunities.”

Please revise your prospectus summary to disclose that relatively few drilling contracts have a term of five years or greater, and to state that Transocean will effectively have a right of first refusal on most drilling contract opportunities.

Organizational Structure After the Formation Transactions, page 8

5. Please revise this chart to provide the ownership percentage between Transocean Ltd. and Transocean Inc.

6. In an appropriate place in your filing, please briefly describe the business purpose behind the current structure of having separate corporate entities for each rig.

Risk Factors, page 19

Risks Inherent in Our Business, page 19

The continuing effects of the enhanced regulations…, page 24

7. Please provide brief summaries in this risk factor of the Consent Decree and the EPA Agreement. Also, it is unclear what risk is presented in the final sentence of this risk factor.

We currently drive all our revenues from two customers…, page 22

8. You disclose that you "currently derive all of our revenues and cash flow from two customers" and that "[t]he loss of any customers, drilling contracts or drilling rigs, or a decline in payments under any of our drilling contracts, could have a material adverse effect on our business, financial condition, results of operations or cash flows and could reduce our cash available for distribution." Please file your agreements with Chevron and BP for each of your rigs. In this regard, we note the total contract backlog for Discoverer Inspiration accounts for approximately one-half of your total contract backlog for all three rigs. Alternatively, please provide us with your analysis as to why you do not believe these contracts are material. Please see Item 601(b)(10) of Regulation S-K.

Forward-Looking Statements, page 53

9. Section 27A of the Securities Act by its terms does not apply to a forward-looking statement made in connection with an initial public offering. Please see Section 27A(b)(2)(D) of the Securities Act. Please remove your reference to it here.

   Also, many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the part of your first sentence of this section that reads "and other statements that are not historical facts" appears to be overly broad. Please narrow your statement accordingly or remove it.

Our Cash Distribution Policy and Restrictions on Distributions, page 58

Estimated Cash Available for Distribution for the Twelve Months ending June 30, 2015, page 61

10. Please provide the forecasted information in the table on page 63 on a quarterly basis.

11. In addition to providing the historical information for the year ended December 31, 2013, please revise the table on page 63 to provide the historical information on an aggregate and per unit basis for the last twelve months.

Forecast Assumptions and Considerations, page 65

Income Tax Expense, page 68

12. We note your disclosure that the IRS has previously challenged and is currently challenging Transocean's transfer pricing policies, and if successfully challenged, it could result in a material increase in your U.S. federal income tax expense. Please disclose a quantitative impact such challenge could have on your financial statements and cash available for distribution.

Industry, page 98

13. Please provide us with source materials for your disclosure in this section, including your basis for the following assertions:

    - "[deepwater production] output [is] forecasted to grow from 5.7 million barrels of oil equivalent per day, or mmboe/d, in 2013 to 10.2 mmboe/d in 2020."

    - "Although the deepwater and ultra-deepwater sectors comprised 12 percent of 2013 overall upstream capital expenditures, their share of offshore capital expenditures is expected to double, rising to approximately 25 percent by 2020."

    - "From 2003 to 2007, 30 percent of discovered volumes came from deepwater environments. By contrast, deepwater contributed 50 percent of the volumes discovered from 2008 to 2013…"

    - "Deepwater basins are characterized by large average discovery sizes, which from 2003 to 2013 have been on average three times the size of discoveries outside deepwater basins. Volumes from these discoveries were highly weighted towards oil from 2003 to 2011."

To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic and cross-reference it to the appropriate location in your prospectus.

14. We note the consent of Wood MacKenzie to be filed as Exhibit 23.5. If you funded or were otherwise affiliated with any of the studies or reports provided by Wood MacKenzie, please disclose this.

Management, page 126

Executive Compensation, page 128

15. You disclose here that "[t]he amount of our reimbursement to Transocean or its affiliates for the time of our officers will depend on an estimate of the percentage of time our officers will spend on our business…" For each of your executive officers, please disclose a reasonable estimate of the percentage of time that you anticipate they will devote to your business.

Non-United States Tax Considerations, page 176

16. Please provide us with your analysis as to why you have not included a tax opinion for United Kingdom tax consequences. Alternatively, please file such opinion. Please refer to Section III of Staff Legal Bulletin No. 19.

Index to Financial Statements, page F-1

General

17. Please provide updated financial statements for Transocean Partners LLC Predecessor to comply with the guidance in Rule 3-12 of Regulation S-X.

General

Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Mark Wojciechowski at (202) 551-3759 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Legal Branch Chief

cc: Via E-mail
A.J. Ericksen
Baker Botts LLP